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Exhibit 99(a)(6)

CIMAREX ENERGY CO. ANNOUNCES CASH OFFERS TO ACQUIRE NOTES
ASSUMED IN THE MAGNUM HUNTER RESOURCES, INC. MERGER

        Denver, CO—July 6, 2005—Cimarex Energy Co. (NYSE: XEC) (Cimarex) today initiated offers to purchase for cash any and all of its outstanding 9.60% Senior Notes due 2012 (the 9.60% Notes) and any and all of its outstanding Floating Rate Convertible Senior Notes due 2023 (the Convertible Notes). The 9.60% Senior Notes and the Convertible Notes were originally issued by Magnum Hunter Resources, Inc. (MHR).

        On June 7, 2005, a wholly-owned subsidiary of Cimarex merged with and into MHR and as a result, MHR became a wholly-owned subsidiary of Cimarex. On June 13, 2005, MHR merged with and into Cimarex, with Cimarex being the surviving company and assuming all of the obligations of MHR under the notes. The offer to acquire the 9.60% Notes (the 9.60% Notes Offer) and the offer to acquire the Convertible Notes (the Convertible Notes Offer) are each being made to satisfy Cimarex's contractual obligations under the indentures governing the notes to offer to repurchase the notes in connection with the mergers.

        The offers are scheduled to expire at 5:00 p.m., New York City time, on August 5, 2005, unless extended.

        The 9.60% Notes Offer is to acquire any and all of the $195 million outstanding principal amount of the 9.60% Notes at a repurchase price equal to 101% of the principal amount of the 9.60% Notes, plus accrued but unpaid interest, up to and including the third business day after the expiration date of the 9.60% Notes Offer. Holders may withdraw their tender from the 9.60% Notes Offer at any time prior to the withdrawal time for the 9.60% Notes Offer, which is midnight, New York City time, on August 8, 2005, unless extended. Specific details of the 9.60% Notes Offer are fully described in the Change of Control Notice and Offer to Purchase, dated July 6, 2005, relating to the 9.60% Notes Offer.

        The Convertible Notes Offer is to acquire any and all of the $125 million outstanding principal amount of the Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes, plus accrued but unpaid interest (including liquidated damages, if any, payable under the Registration Rights Agreement entered into in connection with the original offering of the Convertible Notes), up to, but not including, the expiration date of the Convertible Notes Offer. Cimarex does not believe that any liquidated damages have accrued, and does not expect any liquidated damages to be payable in connection with the Convertible Notes Offer. Holders may withdraw their tender from the Convertible Notes Offer at any time at or prior to the expiration time of the Convertible Notes Offer, but not thereafter. Specific details of the Convertible Notes Offer are fully described in the Change in Control Notice and Offer to Purchase, dated July 6, 2005, relating to the Convertible Notes Offer.

        Deutsche Bank Trust Company Americas is the depositary and the information agent for the offers. Requests for assistance or documentation should be directed to the information agent at c/o DB Services Tennessee, Inc., 648 Grassmere Park Road, Nashville, TN 37211, Attn: Reorganization Unit, telephone (800) 735-7777. Beneficial owners of notes may also contact their brokers, dealers, commercial banks, trust companies or other nominee through which they hold their notes with questions and requests for assistance.

        This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The 9.60% Notes Offer is being made solely by the Change of Control Notice and Offer to Purchase for the 9.60% Notes Offer and the related Letter of Transmittal, and the Convertible Notes Offer is being made solely by the Change in Control Notice and Offer to Purchase for the Convertible Notes and the related Letter of Transmittal, which are being mailed to noteholders today. Additional copies of these documents and the other offer materials may be obtained by contacting the information agent.

About Cimarex Energy

        Denver-based Cimarex Energy Co. is an independent oil and gas exploration and production company with principal operations in the Mid-Continent, Gulf Coast, Permian Basin of West Texas and New Mexico and Gulf of Mexico areas of the U.S.

Important Additional Information Concerning The Convertible Notes Offer Will Be Filed With The SEC.

        Cimarex plans to file today with the SEC a Schedule TO in connection with the Convertible Notes Offer. The Schedule TO, including the related Change in Control Notice and Offer to Purchase for the Convertible Notes and Letter of Transmittal, will contain important information about Cimarex, the Convertible Notes, the Convertible Notes Offer and related matters. Investors and security holders are urged to read the Schedule TO carefully when it becomes available. A copy of the Schedule TO, excluding the exhibits thereto, is attached to the Change in Control Notice and Offer to Purchase for the Convertible Notes that is being mailed to noteholders today.

        Investors and security holders may obtain free copies of the Schedule TO and other documents filed with the SEC by Cimarex through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Schedule TO from Cimarex by written or oral request, Attn: Corporate Secretary, 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203-4518, telephone (303) 295-3995.

FOR FURTHER INFORMATION CONTACT

Cimarex Energy Co. contact:
Mark Burford, Director of Capital Markets
303-295-3995

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CIMAREX ENERGY CO. ANNOUNCES CASH OFFERS TO ACQUIRE NOTES ASSUMED IN THE MAGNUM HUNTER RESOURCES, INC. MERGER